Office Address: 170 S. Green Valley Pkwy, Ste. 300 Henderson, NV 89012 Mailing Address: P.O. Box 530512 Henderson, NV 89053 Tel: (702) 202-0068 Website: www.thinkinggreen-usa.com

May 30, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

     Via EDGAR

RE:	Thinking Green
Amendment No. 1 to
Offering Statement on Form 1-A
Filed May 15, 2018
File No. 024-10829

To Whom It May Concern:

The purpose of this letter is to respond on behalf of the issuer to your letter dated May 25, 2018 regarding the Offering Statement for Thinking Green (File No. 024-10829). For your convenience, your original comments appear in plain text, followed by our response to comment in bold text.

Form 1-A/A

Risk Factors, page 3

1.	We note your disclosure in response to our prior comment 13, that both of the Hams appear to be working part time for the company at this time. Please revise the first Risk Factor to address any risks to the company due to an apparent lack of full time management.

Response to Comment #1

Revised. Please see amendment to the offering statement under “RISK FACTORS, sub-paragraph, “Reliance Upon Management.”

Use of Proceeds, page 6

2.	We note your response to comment 2. Please revise your disclosure to quantify the amounts you plan to spend to purchase land, buildings and other discrete items related to the development of the facility. The current disclosure informs investors that if you raise less capital, you will build a smaller facility; please revise to include the baseline amounts you will need to address the items above, and what you will do in the event you are unable to raise those amounts.

Response to Comment #2

Revised. Please see amendment to the offering statement under “USE OF PROCEEDS.”

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Description of Property, page 16

3.	Please file the agreements that you refer to in the Description of Property in their final, executed form, or advise. Please also include the exhibits to the agreements or advise. Refer to Part III., Item 17 (6) of Form 1-A.

Response to Comment #3

Filed. Please see amendment to the offering statement for the two agreements (including exhibits to the agreements) filed under Exhibits 6.3 & 6.4 as discussed under “DESCRIPTION OF PROPERTY.”

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 21

4.	Please revise your disclosure to explain the USDA grants and EB-5 visa program grants that the company expects to apply for, the status of such applications and the reasons that the company believes it is in a position to be awarded such grants. In addition, please provide risk factor disclosure explaining the risks to the company if no such grants are awarded.

Response to Comment #4

Revised. Please see amendment to the offering statement under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” of subsection “Liquidity and Capital Resources.”

Revised. Please see amendment to the offering statement under “RISK FACTORS” of subsection “Potential Future Financing through USDA Financing and Other Grants and EB-5 Visa Program Financing.”

5.	We note your response to comment 10. Please revise your disclosure to describe with greater specificity the concrete steps you expect to undertake to achieve your goals, and the sources of funds for each such step. In addition, clarify the company's planned response in the event that the offer does not raise the maximum amount.

Response to Comment #5

Revised. Please see amendment to the offering statement under “DESCRIPTION OF BUSINESS.”

If you have any further comments and/or questions, please feel free to contact me by e-mail at richard@thinkinggreen-usa.com or telephone at (702) 202-0068.

Sincerely,

THINKING GREEN

/s/ Richard Ham

Richard Ham, President

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